VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Midnight Gaming Corporation, Delaying Amendment to S1

File No 333-291743

ACCESSION NUMBER: 0001477932-25-008565

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the Registration Statement on Form S-1 filed by Midnight Gaming Corporation on November 24, 2025.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Kinney McGraw at 708-328-0931 or ceo@mcgrawusa.com.

Very truly yours,

Midnight Gaming Corporation

By:	/s/ Kinney McGraw
Kinney McGraw
CEO

1900 E Golf Rd, Schaumburg, IL  60173  /  888-525-0010